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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DOBSON COMMUNICATIONS CORPORATION
(Name of Issuer)
Class A Common Stock, $.001 par value per share
(Title of Class of Securities)
256069105
(CUSIP Number)
January 11, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Continued on following pages
Page 1 of 9 Pages

SCHEDULE 13G/A

CUSIP No.	256069105	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS: ERIC SEMLER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		13,641,513

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,641,513

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,641,513

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

SCHEDULE 13G/A

CUSIP No.	256069105	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS: TCS Capital GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		13,563,313

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,563,313

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,563,313

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13G/A

CUSIP No.	256069105	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS: TCS Capital Investments, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		8,361,148

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,361,148

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,361,148

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 5 of 9 Pages

Item 1(a)	Name of Issuer:

Dobson Communications Corporation (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

14201 Wireless Way
Oklahoma City, Oklahoma 73134

Item 2(a)	Name of Person Filing:
     The Statement is filed on behalf of Mr. Eric Semler (“Mr. Semler”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS Capital GP”) and TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Capital Investments”).
     This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital Investments, TCS Capital, LP, a Delaware limited partnership (“TCS Capital”), TCS Capital II, LP, a Delaware limited partnership (“TCS Capital II”), and TCS Select, L.P., a Delaware limited partnership (“TCS Select”).
     TCS Capital GP is the general partner of each of TCS Capital, TCS Capital II and TCS Capital Investments. TCS Select GP, LLC, a Delaware limited liability company (“TCS Select GP”), is the general partner of TCS Select, L.P. In his capacity, as the managing member of each of the TCS Capital GP and TCS Select GP, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the TCS Capital Investments, TCS Capital, TCS Capital II and TCS Select.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
     The address of the principal business office of Mr. Semler and TCS Capital GP is 888 Seventh Avenue, Suite 1504, New York, NY 10019. The registered office of TCS Investments is c/o Goldman Sachs (Cayman) Trust, Ltd., P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church Street Grand Cayman, Cayman Islands, British West Indies.

Item 2(c)	Citizenship:
     Mr. Semler is a citizen of the United States. TCS Capital GP is a Delaware limited liability company. TCS Capital Investments is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share (the “Shares”).

Item 2(e)	CUSIP Number:

256069105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Page 6 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
     As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 13,641,513 Shares. This number consists of (A) 8,361,148 Shares held for the account of TCS Capital Investments, (B) 724,420 Shares held for the account of TCS Capital, (C) 4,477,745 Shares held for the account of TCS Capital II, and (D) 78,200 Shares held for the account of TCS Select. As the general partner of TCS Capital Investments, TCS Capital and TCS Capital II, TCS Capital GP may be deemed to be the beneficial owner of 13,563,313 Shares.

Item 4(b)	Percent of Class:
     According to the Issuer’s most recent Quarterly Report on Form 10-Q, the number of Shares outstanding as of November 1, 2006 was 151,217,475. The 13,641,513 Shares of which Mr. Semler may be deemed to be the beneficial owner constitutes approximately 9.0% of the total number of Shares outstanding. The 13,563,313 Shares of which TCS Capital GP may be deemed to be the beneficial owner constitutes approximately 9.0% of the total number of Shares outstanding. The 8,361,148 Shares of which TCS Capital Investments may be deemed to be the beneficial owner constitutes approximately 5.5% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Mr. Semler
(i)	Sole power to vote or direct the vote:	13,641,513
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,641,513
(iv)	Shared power to dispose or to direct the disposition of	0

TCS Capital GP
(i)	Sole power to vote or direct the vote:	13,563,313
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,563,313
(iv)	Shared power to dispose or to direct the disposition of	0

TCS Capital Investments
(i)	Sole power to vote or direct the vote:	8,361,148
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,361,148
(iv)	Shared power to dispose or to direct the disposition of	0

Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
     By signing below each of Mr. Semler, TCS Capital GP and TCS Capital Investments certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2007	ERIC SEMLER

/s/ Eric Semler

TCS CAPITAL GP, LLC

	By:	/s/ Eric Semler

	Title:	Managing Member

TCS CAPITAL INVESTMENTS, L.P.

	By:	TCS Capital GP, LLC, its general partner

		By:	/s/ Eric Semler

		Title:	Managing Member